Exhibit 3.3

State of Delaware Secretary of State Division of Corporations Delivered 05:53 PM 09/08/2010 FILED 05:37 PM 09/08/2010 SRV 100892953—3639072 FILE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CUSTOM DIRECT, INC.

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CUSTOM DIRECT, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law” or the “DGCL”), hereby certifies as follows:

1. The name of the corporation is CUSTOM DIRECT, INC., and the name under which the corporation was originally incorporated is CDINEWCO INC. The date of filing of its original Certificate of Incorporation with the Secretary of State was May 14, 2003.

2. This Second Amended and Restated Certificate of Incorporation supersedes the Certificate of Incorporation of this corporation.

3. The text of the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

1.	Name. The name of the corporation is Custom Direct, Inc.

2.	Registered Office and Registered Aaent. The address of the registered office of the corporation in Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, County of New Castle, and the name of its registered agent at that address is The Corporation Trust Company.

3.	Purpose. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

4.	Authorized Stock. The total number of shares that the corporation shall have authority to issue is one thousand (1,000) shares of common stock, par value $0.01 per share.

5.	Bylaws. The board of directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

6.

Limitation of Directors’ Liability; Indemnification. The personal liability of a director of the corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by law. The corporation is authorized to indemnify (and advance expenses to) its directors and officers to the fullest extent permitted by law. Neither the amendment, modification or repeal of this Article nor the adoption of any provision in this certificate of incorporation inconsistent with this Article shall adversely affect any right or protection of a director or officer of the corporation with respect to any act or omission that occurred prior to the time of such amendment, modification, repeal or adoption.

7.	Elections of Directors. Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

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4. This Second Amended and Restated Certificate of Incorporation was duly adopted by unanimous written consent of the stockholders in accordance with the applicable provisions of Section 228, 242 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said CUSTOM DIRECT, INC. has caused this certificate to be signed by Sharon E. Rowe, its Assistant Secretary, this 8th day of September, 2010.

CUSTOM DIRECT, INC.

By	/s/ Sharon E. Rowe
Name: Sharon E. Rowe
Title: Assistant Secretary